Note 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Weaver Tidwell Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under (SEC) Rule 15c3-3(k)(2)(i), which provides an exemption from certain requirements of the Customer Protection Rule by requiring the Company to promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, and to not otherwise hold funds or securities for or owe money or securities to customers.   The Company's customers are located primarily in Texas.   W.T. Capital, LLP holds 100% of the Company's membership interests.

Plan of Liquidation

Due to changes in the customer base of the Company, the member made a decision on March 1, 2016 to exit the broker-dealer business. Management intends to wind down operations, dispose of the remaining assets and settle open liabilities in a systematic manner. Management anticipates that the wind down process will be completed in October, 2016; however, the actual date may differ from the anticipated date based on unforeseen circumstances. As a result of the liquidation, the Company changed its basis of accounting from the going concern basis to the liquidation basis whereby assets and liabilities are recorded at their estimated net settlement amounts. These amounts approximated original carrying value and therefore this change of basis did not have a material impact on the carrying value of the Company's assets and liabilities. Because the change to the liquidation basis of accounting did not affect the carrying value of assets and liabilities, a statement of income-liquidation basis has been presented for the entire year ended May 31, 2016 rather than for the period when liquidation became imminent, March 1, 2016, to May 31, 2016.

Revenue Recognition

The Company receives commission income on the sale of mutual funds and insurance products whose cash value is invested in security products. Securities transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Income Taxes

No provision for income taxes has been provided since the member reports its proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of other tax expense in the period in which the assessment arises.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Statement of Cash Flows

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At May 31, 2016, the Company had net capital of approximately $195,642 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1. The Securities and Exchange Commission permits a ratio of aggregate indebtedness, as defined, no greater than 15 to 1.

NOTE 3 -   RELATED PARTY TRANSACTIONS

Weaver and Tidwell Financial Advisors, Ltd. ("Advisors"), a related party, provides office space, administrative services, information technology, telephone, and other services to the Company. The Company paid Advisors $47,000 for such services during the year ended May 31, 2016. These expenses are reflected in employee compensation and benefits, occupancy and equipment costs, and other expenses in the accompanying statement of operations.

The Company also provided Advisors with advising oversight services and earned revenues of $76,000 for these services during the year ended May 31, 2016.

The Company and various related entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

NOTE 4 -   CONCENTRATION RISK

At various times during the year ended, the Company may have had cash balances in excess of federally insured limits.